Filed by FOCUS Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                               1934, as amended.


FOCUS Enhancements Showcases Latest FireStore Direct To Edit
Technology at NAB; Integrates Four New File Formats: HDV, MXF, 24p and Pinnacle's Liquid Edition and Vortex

    CAMPBELL, Calif.--(BUSINESS WIRE)--April 14, 2004--FOCUS Enhancements Inc. (Nasdaq:FCSE), a worldwide leader in video production and conversion technology, today announced that it will demonstrate four new file formats for the company's Direct To Edit
(DTE) Technology at the National Association of Broadcasters (NAB) tradeshow in Las Vegas, April 19th-22nd at five booths, including its own, booth number SL3501.

    -- HDV -- As a new supporter of the high-definition video (HDV) forum established by Canon, Sharp, Sony and JVC in September 2003, FOCUS Enhancements will showcase HDV support on the FireStore platform using a working model to record and play 720p and 1080i MPEG-2 streams.

    --  MXF -- The company will demonstrate Media Exchange Format
        (MXF) file transfer capability by recording on a FireStore FS-3 with prototype software and importing into Snell & Wilcox's MXF Desktop application. FOCUS Enhancements intends to integrate the open industry and platform-independent MXF format into future FireStore products as non-linear edit (NLE) manufacturers migrate to this evolving format.

    -- 24p QuickTime and 24p AVI Type 2 -- With the popularity of the 24p DV format, FOCUS Enhancements has added 24p support to QuickTime and AVI Type-2 DTE formats to FireStore, which will enable users of camcorders such as the Panasonic AG-DVX100A to access DTE Technology within native 24p NLE applications, including Apple Final Cut Pro and Sony Vegas Video. This will be demonstrated on a FireStore FS-3 with prototype software.

    --  Pinnacle Liquid Edition and Vortex native file formats --
        FOCUS Enhancements has in beta software enabling FireStore DR-DV5000 and FS-3 to support for Pinnacle's Liquid Edition DV editing products and Vortex News solutions.

    Matt McEwen, product manager for FOCUS Enhancements, stated, "The ability to constantly adapt DTE Technology to the changing needs of the digital video market has always been a primary competitive advantage for FireStore and other partner products featuring our technology. Demonstrating four of the newest file formats in the professional video market illustrates FOCUS Enhancements commitment to continually advance video technology."
    Ongoing demos will be held at the FOCUS Enhancements booth #SL3501, the JVC Professional booth #C4728, the Avid Developer Pavilion booth #SL5260M, the Canon booth #SU9649, and the Miranda booth #SU10129, during the NAB tradeshow in Las Vegas April 19-22, 2004.

    About FOCUS Enhancements, Inc.

    FOCUS Enhancements, Inc. (Nasdaq:FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, Calif., FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits (ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers (OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

    Safe Harbor Statement

    Statements about future results and other expectations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, which could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-K for the year ended December 31, 2003 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

    Where To Find Additional Information

    FOCUS Enhancements has filed a registration statement on Form S-4 (No. 333-112907) in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation, and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS Enhancements, Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS Enhancements or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in FOCUS Enhancements' Form 10-K for the year ended December 31, 2003 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.
    In addition to the registration statement on Form S-4 to be filed by FOCUS Enhancements in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

    HDV and HDV logo are trademarks of Sony Corporation and Victor Company of Japan, Limited (JVC). QuickTime is a registered trademark and Final Cut Pro is a trademark of Apple Computer. Liquid Edition is a trademark of Pinnacle Systems, Inc. Vegas video and audio editing software is a registered trademarks of Sony Pictures Digital Inc. or its affiliates in the United States and other countries. All other trademarks are the property of their respective owners in the United States and other countries.

    CONTACT: FOCUS Enhancements Inc.
             Michael Conway, 408-866-8300 Ext. 150
             mconway@focusinfo.com
                 or
             Lippert/Heilshorn & Assoc.
             Kirsten Chapman, 415-433-3777 (Investors) kirsten@lhai-sf.com
                 or
             FutureWorks, Inc.
             Joe Kilmer, 408-428-0895 Ext. 113 (Press)
             joe@future-works.com